February 13, 2020

Gregory S. Bentley
Chairman, Chief Executive Officer and President
Bentley Systems, Incorporated
685 Stockton Drive
Exton, PA 19341

       Re: Bentley Systems, Incorporated
           Draft Registration Statement on Form S-1
           Submitted January 10, 2020
           CIK No. 0001031308

Dear Mr. Bentley:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please revise to describe how you define "accounts" and confirm that you will include comparable accounts data for each reported period when you update to include fiscal 2019 financial statements.
Risk Factors, page 17

2. We note that the interest rate elections for your credit facility are tied, in part, to LIBOR.
       In light of the expected discontinuation of LIBOR and the inability of the company to make an Euro-currency election at such time under the terms of your credit facility, consider including a risk factor if the discontinuation of LIBOR could affect your liquidity
 Gregory S. Bentley
FirstName LastNameGregory S. Bentley
Bentley Systems, Incorporated
Comapany NameBentley Systems, Incorporated
February 13, 2020
Page 2
February 13, 2020 Page 2
FirstName LastName
         and results operations.
The results of the United Kingdom's referendum on withdrawal from the European Union..., page 23

3. We note your disclosure that the decision by the United Kingdom to exit from the
         European Union could have adverse practical or operational implications on your business. Expand this discussion to disclose what steps, if any, management is preparing to take to mitigate and manage the risks posed to your business by Brexit (e.g., no agreements on data migration between the U.K. and the European Union). Our amended and restated certificate of incorporation provides that the Court of Chancery of the
State of Delaware..., page 50

4. Your disclosure indicates that your certificate of incorporation has an exclusive forum provision but that no provision in your bylaws or certificate of incorporation precludes stockholders from bringing claims under the Securities Act or the Exchange Act in state or federal court. Please clarify to state, if true, that the provision does not apply to claims brought under the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in your certificate of incorporation states this clearly. Selected Consolidated Financial Data
Non-GAAP Financial Measures, page 61

5.       Your discussion and analysis of your non-GAAP measures "adjusted
EBITDA" and
         "adjusted net income" should not be given greater prominence than your GAAP results of operations discussion. Please revise. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of our Compliance and Disclosure Interpretations of Non-GAAP
         Measures.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 73

6. You state that in order to enhance comparability during your transition to ASC 606, your key business metrics are calculated assuming revenue was recognized pursuant to ASC
         605 for all periods. Considering you also present revenue as if ASC 606 was adopted using the full retrospective method, it appears that you have the information necessary to calculate your metrics assuming revenue was recognized pursuant to ASC 606 for all periods. Therefore, tell us whether you considered also presenting your metrics on an
         ASC 606 basis to allow for future comparability. At a minimum, to the extent that the adoption of ASC 606 resulted in differing trends in these measures, please revise to include a discussion of such measures under current GAAP.
7. We note that ARR includes the annualized value of revenue recognized during the last three months for your consumption-based software. Please revise to explain how usage in a given period is indicative of recurring revenue on an annualized basis. Tell us what
 Gregory S. Bentley
Bentley Systems, Incorporated
February 13, 2020
Page 3
         percentage of your revenues are derived from consumption-based arrangements for each period presented. Also, please quantify the impact of acquisitions on your ARR growth rate for each period presented.
8. Please revise your definition of recurring revenues dollar-based net retention rate to clarify what you mean by "existing accounts."
Comparison of the Nine Months Ended September 30, 2018 and 2019, page 81

9. Your results of operations discussion includes a comparison of revenue as if ASC 606 was not adopted during fiscal 2019. Please note that management's discussion and analysis should be based on your GAAP results of operations. While you may supplement this with a discussion assuming revenue was recognized under ASC 605 in fiscal 2019, such discussion should not replace or be given greater prominence than your GAAP discussion. Please revise. Also, please clarify your current disclosures regarding the change in EMEA revenue. In this regard, you state such revenues were negatively impacted by the change in the pattern of revenue recognition from upon delivery in 2018 to ratable in 2019 under 605. If you are comparing revenue as if ASC 605 was applied during both periods, it is unclear why the pattern of recognition would have changed.
10. In your discussion of subscription revenue and revenues from the Americas, you attribute your organic growth to the E365 program and updated offerings for your ProjectWise and civil design products. Please revise to further clarify the extent to which such growth was attributable to changes in price and/or volume. Also clarify how new versus existing customers contributed to such growth. Refer to Item 303(a)(3)(iii) of Regulation S-K.
11. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each factor should be described in quantified terms.
         For example, you state that revenue from EMEA was positively impacted by acquisitions, which was offset by a decrease in license revenue due to a change in the pattern of revenue recognition. You also attribute the increase in APAC revenues to improvements in organic growth and to a lesser extent the impact from acquisitions. Please revise accordingly. Refer to Section III.D of SEC Release No. 33-6835. Significant Judgments and Estimates
Fair Value of Common Stock, page 97

12. Please provide us with a breakdown of all equity-based awards granted since your most recent balance sheet date. To the extent there were any significant fluctuations in the fair value of your underlying common stock from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, continue to
FirstName LastNameGregory S. Bentley
       provide us with a breakdown of all equity-based awards granted subsequent to year end
Comapany NameBentleyvalue of the underlying common stock used to determine the fair value including the fair Systems, Incorporated of such awards.
February 13, 2020 Page 3
FirstName LastName
 Gregory S. Bentley
FirstName LastNameGregory S. Bentley
Bentley Systems, Incorporated
Comapany NameBentley Systems, Incorporated
February 13, 2020
Page 4
February 13, 2020 Page 4
FirstName LastName
Business, page 101

13. You disclose here and in the prospectus summary that you have relationships with the largest global infrastructure engineering firms, including 454 of the 2019 Engineering
         News Record (615) Top Design firms and 319 of the 2019 Bentley Infrastructure 500 Top
         Owners. Please provide further context regarding the nature of these relationships and explain whether these customers together represent a material portion of your revenue or are among the 88 accounts that have contributed over $1 million to your revenue.
Executive and Director Compensation
Employment Agreements, page 137

14. Please disclose the material terms of the intellectual property assignment agreements that you have with your executive officers. Please identify the executive officers who are parties to these agreements.
Certain Relationships and Related Party Transactions
Our Relationship with Siemens AG, page 140

15. Please file your strategic collaboration agreement with Siemens, a principal shareholder of the company, or advise why you believe this agreement is not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
Second Amended and Restated Stockholders Agreement, page 142

16. You disclose that upon the effectiveness of this registration statement, the provisions of the stockholders agreement will terminate. You also disclose that upon the effectiveness of this registration statement, you will amend and restate your stockholders agreement to eliminate certain provisions. Currently, it is unclear whether you intend to terminate the entire stockholders agreement upon effectiveness of this registration statement or whether you intend to only eliminate certain provisions. Please revise your disclosure to clarify this. To the extent, you will only eliminate certain provisions, please: (i) revise to clarify which provisions will remain in effect; (ii) disclose the material terms of the stockholders agreement in the prospectus summary or provide a cross-reference; and
(iii) file a form of
         the amended and restated stockholders agreement that will be in effect upon the effectiveness of this registration statement.
Plan of Distribution, page 160

17. Please clarify how the Current Reference Price will be calculated and disseminated under the Nasdaq Listing Rules. Clarify that the underlying purpose of the Current Reference
         Price is to effectively match anticipated supply with demand. For example, under clause
         (iii) of the definition, you state that, if certain conditions exist, the Current Reference Price may be set at "the entered price at which [the] Class B common stock will remain unexecuted in the cross." It is not clear how this scenario would match supply with
 Gregory S. Bentley
FirstName LastNameGregory S. Bentley
Bentley Systems, Incorporated
Comapany NameBentley Systems, Incorporated
February 13, 2020
February 13, 2020 Page 5
Page 5
FirstName LastName
         demand. Consider including an example or examples of how the Current Reference Price will be calculated to aid potential investors' understanding of this process.
18. You disclose that you have engaged Goldman Sachs and BofA Securities as your financial advisors to advise and assist with respect to certain matters relating to your listing. You also note that these financial advisors will act as registered and active market makers.
         Please revise to summarize the responsibilities Goldman Sachs and BofA Securities have as your financial advisors and, separately, as registered and active market makers, including a discussion of the timing of these dual responsibilities.
19. Clarify what factors your financial advisor will consider before notifying the Nasdaq that the company's Class B common stock is ready to trade and the Current Reference Price is calculated.
20. Clarify what factors your financial advisor will consider in determining whether there has been "sufficient price discovery" and "a reasonable amount of volume crosses on the opening trade."
Where You Can Find More Information, page 162

21. You disclose that "[s]tatements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete" and that each statement in the prospectus relating to a contract or document filed as an exhibit is "qualified in all
         respects by the filed exhibit." As you are responsible for the accuracy and completeness of the information in the registration statement, this type of disclaimer is not appropriate.
         While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise to remove language that disclaims the completeness of your prospectus disclosure.
Note 3: Revenue from Contracts with Customers
Nature of Products and Services, page F-19

22. Please revise to describe the performance obligations included in your ELS arrangements and specify when each obligation is satisfied. Refer to ASC 606-10-50-12. With regards to your E365 subscriptions, please explain further the terms of these arrangements and specifically address how usage is defined.
23. In your discussion regarding the impact of adopting ASC 606, you state that revenue from term-based software licenses is recognized upfront upon delivery; however, your disclosures on page 70 appear to indicate that revenue for your term license subscriptions is recognized annually, quarterly or monthly. Please describe further the terms of you annual term licenses, clarify the performance obligations included in such arrangements and specify the timing of revenue recognition for each. With regards to your quarterly term licenses, please clarify whether these arrangements include a license component.
         Also, tell us how usage is determined, when revenue is recognized for license usage and
 Gregory S. Bentley
Bentley Systems, Incorporated
February 13, 2020
Page 6
FirstName LastNameGregory S. Bentley
Comapany NameBentley Systems, Incorporated usage at the end of each reporting period to the specifically address whether you estimate extent actual information is not yet available. Refer to ASC
606-10-55-65.
February 13, 2020 Page 6
FirstName LastName
 Gregory S. Bentley
FirstName LastNameGregory S. Bentley
Bentley Systems, Incorporated
Comapany NameBentley Systems, Incorporated
February 13, 2020
Page 7
February 13, 2020 Page 7
FirstName LastName
Significant Judgments and Estimates, page F-21

24. Please tell us when revenue is recognized for the material rights included in your SELECT subscription arrangements. Clarify when such rights can be exercised, when they expire, and whether additional rights are recognized each time the subscription is renewed.
Disaggregation of Revenues, page F-22

25. Please disclose your basis for attributing revenues from external customer to individual countries. Also, to the extent that revenue from any one country is material, separately disclose the revenue related to such country. Refer to ASC 280-10-50-41(a).
Note 13: Equity Awards and Instruments
Restricted Stock, page F-34

26. Please revise to describe the performance criteria for both your performance-based restricted stock awards and restricted stock units. Also, disclose the number of restricted stock units outstanding at each period end. Refer to ASC 718-10-50-1.
Note 14: Income Taxes, page F-37

27. Please tell us the authoritative accounting literature you relied upon in recording the tax benefit associated with the intercompany sales of certain intangible assets between your foreign subsidiaries and specifically address your consideration of ASC 740-10-25-3(e).
         Alternatively, to the extent you have early adopted ASU 2016-16, revise to include the transition disclosures required by ASC 740-10-65-5(d).
General

28. Please be advised that the Division of Trading and Markets has joined us in our review and may contact you with questions about your offering.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Richard Fenyes, Esq.